File No. 812-13793

UNITED STATES OF AMERICA
SECURITIES EXCHANGE COMMISSION
WASHINGTON, DC  20549-9303
___________________________________________________________________

SECOND AMENDED APPLICATION PURSUANT TO SECTIONS 6(c) AND 45(a) OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED
___________________________________________________________________

In the Matter of:

STEEL PARTNERS HOLDINGS L.P.

590 Madison Avenue
32nd Floor
New York, NY
10022
___________________________________________________________________

March 14, 2012
___________________________________________________________________

Written or oral communications regarding this Application should be addressed to:

Jack W. Murphy, Esq.
Michael L. Sherman, Esq.
Dechert LLP
1775 Eye St. N.W.
Washington, DC  20006
(202) 261-3300
___________________________________________________________________

This Application (including Exhibits) consists of 34 pages.

The Exhibit Index is on page 32.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, New York 10022 File No. 812- 13793	) ) ) ) ) ) ) ) ) )	SECOND AMENDED APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(c) AND 45(a) OF THE INVESTMENT COMPANY ACT OF 1940

Steel Partners Holdings L.P. (“SPH”), a global diversified holding company, hereby applies for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), temporarily exempting SPH from all provisions of the Act during the period commencing on the date that the requested order is granted (the “Order Date”) and concluding the earlier of (i) one-year following the Order Date or (ii) such time as SPH is no longer deemed to be an investment company (the “Relief Period”).  SPH further applies for an order pursuant to Section 45(a) of the Act for confidential treatment of certain supplemental material submitted with this Application.

SUMMARY OF THE APPLICATION

On July 14, 2009, SPH began relying on Rule 3a-2 under the Act (“Rule 3a-2”), as a so-called “transient investment company.”  As required by Rule 3a-2, SPH’s Board of Directors (the “Board”) adopted a resolution (the “Resolution”) evidencing SPH’s intent to be engaged, as soon as reasonably possible and, in any event, within the one-year period allowed by Rule 3a-2 (the “Rule 3a-2 Period”), in a business other than that of investing, reinvesting, owning, holding or trading in securities.1

SPH’s predecessor, WebFinancial Corporation (formerly Rose’s Holdings, Inc.) (“WebFinancial”), was founded as a holding company for Rose’s Stores, Inc., a corporation established in 1927 that operated general merchandise discount stores.2  In 1998, WebFinancial became the owner of

1
On July 8, 2010, prior to the expiration of the Rule 3a-2 period, SPH filed with the Securities and Exchange Commission (the “Commission” or “SEC”) an application for exemptive relief under Sections 6(c) to temporarily exempt SPH from all provisions of the Act (the “Original Application”).  This Application amends and restates the Original Application.

2
WebFinancial, a Delaware Corporation, was formed in 1997 as Rose Holdings, Inc.  It assumed the name WebFinancial Corporation on July 8, 1998.  SPH, a Delaware limited partnership, formerly known as WebFinancial L.P., was formed on December 16, 2008 as a wholly-owned subsidiary of WebFinancial. SPH is the successor through a merger on December 31, 2008 with WebFinancial. The purpose of the merger was to convert the legal entity form of the business of WebFinancial from a corporation into a limited partnership.  SPH assumed its current name on April 2, 2009.  Unless the context requires otherwise, references in this Application to “SPH” include its predecessor.

WebBank, a Utah industrial loan bank (“WebBank”).3  From August 31, 1998, until July 14, 2009, SPH’s primary, non-cash asset was its interest in WebBank.  As such, SPH was not an investment company because: (i) less than forty percent of its total assets exclusive of cash and government securities (“adjusted total assets”) consisted of “investment securities” within the meaning of Section 3(a)(2) of the Act (the “Forty Percent Test”); and (ii) SPH was primarily engaged, through its wholly-owned subsidiary, in the business of banking.4

Prior to December 2008, Steel Partners II (“Steel Partners II”) was a private investment partnership structure that owned 85% of SPH.5  Like many private funds, Steel Partners II offered periodic redemption rights to its investors.  During the market disruptions in 2008 and early 2009 Steel Partners II received a substantial number of redemption requests from investors and determined that it was not appropriate or possible to continue its past practice of meeting redemption requests in cash or in kind at that point in time.  Because many of its holdings represented interests in operating businesses which were either privately held or publicly traded but with very low trading volume, Steel Partners II temporarily suspended redemptions and sought a permanent solution that would, among other things, assure that all investors could be treated fairly and equally.  To satisfy investor requests that any solution include the ability to redeem from Steel Partners II, a plan was implemented that (i) effectively, entitled each Steel Partners II investor to a pro rata distribution (their “SP II Distribution”) of Steel Partners II’s assets (the “SP II Assets”) and (ii) the option to either: (A) exchange the SP II Distribution for SPH common units; or (B) receive the SP II Distribution in-kind.  While a majority of the number of investors in Steel Partners II opted to receive SPH common units, investors representing a majority of the capital of Steel Partners II opted to receive their SP II Distributions in-kind; therefore, SPH did not retain majority or controlling interests in several of Steel Partners II’s former holdings.  As a result of the implementation of the plan, on July 14, 2009, more than forty percent of SPH’s adjusted total assets consisted of investment securities and SPH concluded that it had to rely on Rule 3a-2 in order to complete its transition as a global diversified holding company.

3
WebBank was incorporated in Utah, on February 14, 1994, as Companion Financial Corporation.  It used the name Companion Financial Corporation from its incorporation until September of 1994, when its name was changed to Block Financial Services Company, which name it used for approximately two years before being changed to HRB Financial Corporation in September of 1996.  It was named WebBank Corporation from April of 1997 until May of 1999, when it assumed its current name.

4
Section 3(c)(6) of the Act excludes from the definition of an investment company any company that is “primarily engaged, directly or through majority owned subsidiaries, in [among other things], the businesses described in [Section 3(c)(3) of the Act].”  Section 3(c)(3) of the Act excludes “any bank” from the definition of an investment company.

5
These interests were held by Steel Partners II, L.P. (“SP II LP”), a Delaware limited partnership formed on August 9, 1993, which served as the vehicle through which Steel Partners II conducted its investment activities.

Since it began relying on the Rule 3a-2 safe harbor, SPH’s management has worked diligently to restructure its holdings to fall outside of the definition of an investment company through conformity with the Forty Percent Test under Section 3(a)(1)(C) of the Act or to qualify for the exemption provided by Rule 3a-1 under the Act (“Rule 3a-1”)6 by: (i) acquiring, maintaining or increasing holdings in majority owned or primarily controlled companies engaged in non-investment company or excepted businesses; and (ii) decreasing or eliminating holdings in non-controlled companies and companies engaged in an investment company business.  As a result of these efforts, SPH has significantly decreased its holdings in companies of which it held less than 25% interests, while increasing holdings in wholly-owned, majority owned and primarily-controlled companies such that, as noted below, SPH meets the Forty Five Percent Test of Rule 3a-1 as of December 31, 2011.7  However, SPH was unable to fully implement necessary changes to its asset mix during the Rule 3a-2 Period due to, among other things, restrictions imposed by state corporate and federal securities laws, certain tax ramifications and a lack of willing buyers or sellers of securities due, in part, to recent, unusual market conditions, all of which were beyond SPH’s reasonable control.  Nonetheless, SPH expects that, under current market conditions, it will be able to establish itself as a non-investment business during the Relief Period.

The Securities and Exchange Commission (the “Commission” or “SEC”) has indicated that exemptive relief beyond the one-year Rule 3a-2 Period is appropriate when an applicant’s good faith efforts to transition to a non-investment business or an excepted business were prevented by factors beyond the applicant’s control.8  The circumstances described herein strongly evidence that factors beyond SPH’s control thwarted the substantial, good faith efforts of its officers to effect an orderly and expeditious transition.9  Accordingly, SPH believes that a grant of additional time for SPH to establish itself as a non-investment, holding company is consistent with Commission precedent and with the standard for relief under Section 6(c) that an exemption be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.

6
Final Rule: Certain Prima Facie Investment Companies, Rel. No. IC-11551 (Jan. 14, 1981) (“3a-1 Adopting Release”) and Proposed Rule: Certain Prima Facie Investment Companies, Rel. No. IC-10937 (Nov. 13, 1979) (“3a-1 Proposing Release”).  Rule 3a-1 includes: (i) an asset test requiring that not more than 45% of the issuer’s total assets (exclusive of government securities and cash items) may consist of securities other than those described in Rule 3a-1(a) (the “Forty Five Percent Test” and, together with the Forty Percent Test, the “Asset Tests”); (ii) an income test requiring that not more than 45% of the issuer’s net income after taxes (on a rolling, four quarter basis) be derived from securities other than those described in Rule 3a-1(a) (the “Income Test” and, together with the Asset Tests, the “Numerical Tests”); and (iii) an engagement test, requiring that the issuer not operate as a special situations investment company, an orthodox investment company or a face amount certificate company (the “Engagement Test” and, together with the Forty Five Percent Test and the Income Test, the “3a-1 Tests”).  See, notes 27 and 56, infra.  An issuer’s position under the Rule 3a-1 Tests is a question of fact and SPH acknowledges that any relief granted by the SEC pursuant to this Application is not to be construed as an acknowledgement by the SEC or its Staff that SPH will meet the requirements of Rule 3a-1 upon the conclusion of the Relief Period.

7
As discussed in more detail below, SPH is not currently able to rely on Rule 3a-1 as the asset sales necessary to bring SPH in compliance with the Forty Five Percent Test produced bad income for purposes of the Income Test.  As discussed in more detail below, these asset sales are expected to have only a temporary effect on the Income Test.

8
See, e.g., Final Rule: Transient Investment Companies, Rel. No. IC-11552 (Jan. 14, 1981) (“3a-2 Adopting Release”); Proposed Rule: Transient Investment Companies, Rel. No. IC-10943 (Nov. 16, 1979) (“3a-2 Proposing Release”); Firstmark Corp., Rel. No. IC-25205 (Oct. 5, 2001) (notice) and Rel. No. IC-25248 (Oct. 31, 2001) (order) (“Firstmark”); Completel Europe N.V., Rel. No. IC-24586 (Jul. 28, 2000) (notice) and Rel. No. IC-24623 (Aug. 28, 2000) (order) (“Completel”); Advanced Ross Corporation, Rel. No. IC-17955 (Jan. 22, 1991) (notice) and Rel. No. IC-18002 (Feb. 19, 1991) (order); Cityfed Financial Corp., Rel. No. IC-20074 (Feb. 15, 1994) (notice) and Rel. No. IC-20135 (March 15, 1994) (order).  Relief has also been conditioned on an applicant’s agreement not to invest capital for speculative purposes.

9
To demonstrate the progress made and additional actions that may be taken in furtherance of its efforts to transition, SPH has provided certain supplemental material to the SEC in connection with this Application (the “Supplemental Material”).  Because the Supplemental Material includes confidential, non-public information about SPH’s business, SPH has requested confidential treatment for the Supplemental Material in accordance with Section 45(a) of the Act.  Section 45(a) of the Act allows for the confidential treatment of information in an application to the Commission when public disclosure of such information is “neither necessary nor appropriate in the public interest or for the protection of investors.”  SPH believes that the public has no valid purpose under the Act for having access to the Supplemental Material and the information in this Application is sufficient to fully apprise any interested member of the public of the basis for the requested relief.  Moreover, SPH has valid business reasons for not wanting such information about its business plans to become public.  Therefore, public disclosure of this Supplemental Material promotes no public interest and is not necessary for the protection of investors.

I.           THE APPLICANT

SPH, a Delaware limited partnership with its principal executive offices at 590 Madison Avenue, 32nd Floor, New York, New York 10022, is a global diversified holding company engaged in multiple businesses through various subsidiaries and controlled companies (each an “SPH Company”).10  SPH generally seeks to acquire a primary control or majority ownership interest in each SPH Company and to actively exercise its control through its ability to influence the SPH Company’s policies through the ownership of securities, significant representation on the Board of Directors and by overseeing and providing assistance to the management of the SPH Company.  SPH seeks to actively improve the business operations of the SPH Companies and foster growth and increase long-term corporate value for shareholders and stakeholders through operational excellence programs, coordinated purchasing programs, centralization of corporate functions and services, balance sheet improvements, strategic allocation of capital and growth initiatives.  SPH Companies are generally viewed by SPH as long-term holdings and SPH expects to realize value through its operation of the SPH Companies rather than through the sale of its holdings in the SPH Companies.11

II.           STATEMENT OF THE FACTS

The years 2008 and 2009 were among the most trying economic and financial times since the adoption of the Act.  This challenging environment continues.  Such unusual times often require companies to take actions to protect shareholder value that would not have been necessary or contemplated in ordinary capital market conditions.  In the face of substantial redemption requests and significantly reduced liquidity of its assets, Steel Partners II took steps that it believed were necessary to preserve value for its investors and to treat all of its investors fairly.  As a result of the plan implemented to address Steel Partners II’s investor redemption requests, SPH, until then majority owned by Steel Partners II, as described below, arguably fell within the statutory definition of an investment company (absent the Rule 3a-2 safe harbor), even though that definition is not an accurate depiction of SPH’s business.  SPH has since been working diligently to remain a non-investment company business.

A.	SPH’s Investment Company Act Status

SPH was a narrow financial holding company engaged in the business of banking from the time of its acquisition of WebBank in 1998 until July 14, 2009.  Steel Partners II, which owned 85% of SPH’s outstanding voting securities, experienced a substantial number of redemption requests and determined to temporarily suspend redemptions.  In an effort to afford investors an opportunity to redeem their holdings of Steel Partners II, Steel Partners II entered into an exchange transaction with SPH.  In connection with this exchange transaction, Steel Partners II’s investors could elect to receive either interests in SPH (through the effective contribution of their SP II Distribution to SPH in exchange for SPH common units) or their pro rata portion of the SP II Assets.  Because a large number (by value) of the investors chose to receive a pro rata, in-kind distribution of SP II Assets rather than SPH common units, SPH’s percentage ownership of many of the companies comprising the SP II Assets was significantly diminished, causing some to fall within the definition of investment securities under the Act such that SPH fell within the definition of an investment company in Section 3(a)(1)(C) of the Act.12

10	“SPH Company” is used herein to mean a company: (i) in which SPH owns a substantial interest; and (ii) through which SPH engages in a non-investment company business or an excepted business.

11
Although SPH may, from time to time, determine to discontinue ownership of an SPH Company, SPH does not define a time or specific facts that will lead to an exit from its holdings in an SPH Company.  Rather, interests will be held for an indeterminable period.

12
Section 3(a)(2) of the Act defines “investment securities” to include all securities except government securities, securities issued by employees’ securities companies, and securities issued by majority-owned subsidiaries of the owner that are not investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Act.  Practitioners often refer to holdings that are not investment securities, government securities or cash items for purposes of the Asset Tests as “good assets” as these assets increase the denominator for such Asset Tests without also increasing the numerator.  For purposes of the Forty Five Percent Test, good assets also include securities issued by companies that are controlled primarily by SPH, are not themselves investment companies, and through which SPH engages in a business other than that of investing, reinvesting, owning, holding or trading in securities.  Practitioners often refer to holdings that increase both the numerator and denominator as “bad assets” (government securities and cash items are disregarded for purposes of the Asset Tests).  As a general matter, income attributable to good assets is “good income” and income attributable to bad assets is “bad income” for purposes of the Income Test.

1.	Prior to July 14, 2009, SPH was Primarily Engaged in Banking

SPH is successor to WebFinancial, a financial holding company that operated primarily through WebBank.  WebFinancial was incorporated in 1997, as part of an internal reorganization, to act as a holding company for Rose’s Stores, Inc., an operator of general merchandise discount department stores founded in 1927.  On December 2, 1997, WebFinancial sold Rose’s Stores, Inc. and, on August 31, 1998, WebFinancial became the owner of a 100% interest in WebBank.

Until the transactions that took place on July 14 and 15, 2009 (described below), SPH’s primary, non-cash asset was its 100% interest (through a wholly-owned intermediate holding company)13 in WebBank and SPH’s primary engagement was as the top-tier holding company for WebBank.  Because banks are excepted from the definition of an investment company pursuant to Section 3(c)(3) of the Act, SPH’s interest in WebBank is a good asset for purposes of the Forty Percent Test.14  Since SPH’s primary holding was its WebBank interest, none of the three primary definitions of an “investment company” set forth in Section 3(a)(1) of the Act described SPH.15  Moreover, even if SPH had fallen within one of these primary definitions, it could nonetheless have relied on the exception provided by Section 3(c)(6) of the Act to issuers “primarily engaged, directly or through majority owned subsidiaries in . . . the businesses described in [Section 3(c)](3). . .”.

2.	Beginning in Late 2008, Steel Partners II Faced Unusually Large Redemption Requests and Proposed a Restructuring Involving SPH

Prior to December of 2008, Steel Partners II owned 85% of SPH.  Due to the general market disruptions in 2008 and early 2009, Steel Partners II was faced with substantial redemption requests for December 31, 2008, and thereafter.  Due to the nature of many of its holdings,16 Steel Partners II temporarily suspended redemptions to assure that all investors were treated fairly and equally.

13	As the intermediate holding company is wholly-owned by SPH, wholly-owns WebBank and includes no other assets, it has been disregarded for purposes of the discussion herein.

14
Because WebBank is a wholly-owned subsidiary of SPH, WebBank’s and SPH’s financial statements are consolidated for purposes of the Forty Five Percent Test.  If SPH’s interest in WebBank should later be reduced to less than 95% of WebBank’s outstanding voting securities, such consolidation will not be required under the Forty Five Percent Test and, so long as SPH continues to primarily control WebBank, the WebBank interests will be good assets for purposes of the Forty Five Percent Test.

15
In particular, from August 31, 1998, until July 14, 2009, SPH: (i) was not described by Section 3(a)(1)(A) of the Act, as SPH was not, did not propose to be, and did not hold itself out as being, primarily engaged in the business of investing, reinvesting or trading in securities (SPH owned and held its interests in WebBank but did not “invest, reinvest or trade in” those interests as contemplated by the Act); (ii) was not described by Section 3(a)(1)(B) of the Act, as SPH had never issued, nor ever proposed to issue, face amount certificates of the installment type; and (iii) was not described by Section 3(a)(1)(C) of the Act, as SPH neither held nor proposed to acquire a significant amount of investment securities.

16	In addition to SPH, Steel Partners II held significant interests in various operating businesses, many of which were relatively or completely illiquid.

With the goal of finding an appropriate solution to meet the redemption requests in a manner that would, among other things, promote fair treatment of, and maximize value for, all Steel Partners II investors (including those who had not submitted redemption requests), Steel Partners II considered several options including a liquidation, creation of an SPV, side-pocketing of illiquid investments and making distributions in-kind to investors who wished to redeem.  One such solution involved a restructuring whereby (i) WebFinancial would be converted into a publicly traded limited partnership (i.e., SPH), (ii) the assets held through SP II LP (the “SP II LP Assets”) would be contributed to the publicly traded partnership and (iii) the interests in the publicly traded partnership would be distributed, pro rata, to the Steel Partners II investors (the “Initial Proposal”).17  This solution would have provided SPH with significant interests in a variety of operating businesses in addition to WebBank.

3.	Steel Partners II Revised Its Restructuring Plan

In response to suggestions by its investors, Steel Partners II determined to amend the Initial Proposal.18  A revised plan was developed under which all Steel Partners II investors would be redeemed in full in such a manner that, effectively, each Steel Partners II investor would receive their SP II Distribution and would have the option to either: (i) receive common units of SPH in exchange for the effective contribution of their SP II Distribution to SPH (“Option A”); or (ii) retain possession of their SP II Distribution (“Option B”) (the “Revised Plan”).  Steel Partners II and SPH entered into an exchange agreement, dated as of June 29, 2009, reflecting the terms of the Revised Plan (the “Amended Agreement”).19

Steel Partners II and SPH began to effect transactions designed to (i) promote SPH’s compliance with the Asset Tests and (ii) effectuate the Revised Plan.  First, on July 14, 2009, SPH acquired from SP II LP, for cash, interests in: (i) a majority owned operating subsidiary; and (ii) certain primarily controlled companies (the “Pre-Exchange Transfer”).  The purpose of the Pre-Exchange Transfer was to, among other things, assure that SPH would control these entities.  Then, effective as of July 15, 2009, those Steel Partners II investors electing Option A received SPH units in exchange for the contribution of their SP II Distribution to SPH (the “In-Kind Contributions” and, together with the Pre-Exchange Transfer, the “Implementing Transactions”) and those investors electing Option B took physical receipt of their SP II Distribution in-kind.20

17
SPH and Steel Partners II codified the Initial Proposal in an agreement dated January 1, 2009 (the “Preliminary Agreement”).  Notably this agreement included an unwind mechanism that provided that: (i) Steel Partners II retained the right to unwind the transaction, at its sole discretion, at any time until June 30, 2009; and (ii) upon an unwind, all parties would be restored to the exact position they were in immediately prior to entering into the agreement.  However, the Preliminary Agreement did not provide any mechanism to enable investors to have any option other than receiving an interest in SPH in full withdrawal from Steel Partners II.  The unwind mechanism was included in the Preliminary Agreement to enable Steel Partners II to be able to withdraw the Initial Proposal if it so determined after subsequent discussions with its investors.

18
During this time, Steel Partners II and SPH were subject to lawsuits in Delaware and the Cayman Islands seeking, among other things, to enjoin any proposed restructuring and compel the liquidation of Steel Partners II.  During the litigation, Steel Partners II and SPH were bound by a Court Order to provide advance notice to the Court and the plaintiffs of any transfer of the SP II LP Assets outside the ordinary course of business for as long as the plaintiffs’ injunction request remained pending.  The Delaware litigation was ultimately withdrawn and Steel Partners II prevailed in the Cayman Islands suit for liquidation.

19
As noted above, the unwind period set forth in the Preliminary Agreement would, absent the Amended Agreement, have expired on June 30, 2009.  However, because the Delaware appeal remained pending until July 14, 2009, the possibility remained that a full unwind would be necessary.  For this reason, the Amended Agreement also provided for an unwind period (to expire on August 31, 2009) which, unlike the Preliminary Agreement, also allowed for a partial unwind (i.e., as to only those SP II LP Assets that were not related to the Option A investors’ contribution to SPH).  This enabled Steel Partners II to determine if and when to implement the Revised Plan and to implement the type of redemption payment selected by each investor.

20
The discussion herein reflects the substance of the Initial Proposal, the Revised Plan and related transactions.  Certain aspects of the form of the related transactions were designed to reduce administrative time and expense, to achieve certain favorable tax consequences and to provide the ability to adjust the terms of the transaction if Steel Partners II deemed appropriate in response to discussions with investors about the proposed transaction.  These included facilitating the transfer of the Option A investors’ pro rata share of the SP II LP Assets to SPH and the distribution to each Option A investor or an appropriate number of SPH units, in lieu of physical transfer of the SP II LP Assets to each Option A investor and a subsequent contribution of such assets to SPH.  This approach avoided unnecessary transfers and potential adverse tax consequences for Option A investors.  Additionally, certain illiquid positions that were inappropriate for in-kind distribution directly to investors were placed in a liquidating trust (the “Liquidating Trust”) in which investors received a pro rata beneficial interest.

4.	Effect of the Implementing Transactions on SPH

The Implementing Transactions were expected to assist SPH in diversifying from a company engaged solely in the business of banking to one that would be active in a number of different businesses, including manufacturing, insurance, defense, real estate, food service and others in addition to banking.  The Implementing Transactions resulted in SPH receiving a significant amount of securities and cash from Steel Partners II and the Steel Partners II investors who elected Option A receiving interests in SPH in exchange for their SP II Distributions.21  Interests acquired through the Implementing Transactions included: (i) majority interests in an operating company; (ii) minority, but controlling, interests in operating companies; (iii) non-controlling interests in operating companies, but which were strategically significant and might afford the opportunity for the acquisition of additional interests with a view to achieving a control position or a majority ownership position; (iv) interests (of varying significance) in companies that are not currently conducting significant business activities but which hold substantial cash and/or federal tax net operating losses (“NOLs”) and which may be useful in acquiring operating businesses; (v) other securities issued by any of the foregoing companies; and (vi) other securities or assets.

As a result of the Implementing Transactions, investment securities represented more than 40% of SPH’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.  Although the Implementing Transactions were clearly in furtherance of SPH’s engagement as a global diversified holding company, the resulting changes in SPH’s asset composition were such that SPH could no longer definitively conclude that it was outside the statutory definition of an investment company or able to rely on an exception from that definition other than the Rule 3a-2 non-exclusive safe harbor.

SPH began relying on Rule 3a-2 under the Act on July 14, 2009.

B.	SPH’s Activities Since Invoking Rule 3a-2

SPH has been engaged, and will continue to engage, primarily in a business other than investing, reinvesting or trading in securities.22  SPH’s business activities since invoking Rule 3a-2 clearly evidence its intent to engage in a non-investment business, as a diversified holding company, whose assets and activities are outside the scope of the Act.  SPH has taken deliberate actions to change its mix of assets so that at least 55% of SPH’s adjusted total assets consist, as of December 31, 2011, of non-securities assets and securities of primarily controlled and majority owned companies, as described in Rule 3a-1(a)(3) and (4); and SPH continues to take steps that could lead to at least 60% of SPH’s unconsolidated, adjusted total assets consisting of non-securities assets and interests in majority owned subsidiaries that are not investment companies or “Private Funds” (i.e., companies relying on either Section 3(c)(1) of the Act or Section 3(c)(7) of the Act).23

21
The Implementing Transactions also provided SPH with additional capital, giving WebBank enhanced capital support from its parent and SPH’s expected registration and increased market capitalization would provide greater liquidity to its investors.

22
SPH believes that its public disclosures have accurately described its business and SPH will not, in the future, hold itself out in such a manner as to cause it to be required to register as an investment company.

23
Under the Forty Percent Test, only assets held directly are considered (i.e., the test is performed on a fully unconsolidated basis) while for purposes of the Forty Five Percent Test, an issuer’s financial statements are consolidated with those of any wholly-owned subsidiaries.  Compare Section 3(a)(1)(C) with Rule 3a-1(c).  In each case, government securities and cash items are excluded from total assets.  See, Section 3(a)(1)(C) and Rule 3a-1(a).

1.	SPH is Focused on Establishing and Increasing Control Positions in Operating Businesses and Reducing Holdings that are not in Furtherance of its Diversified Holding Company Business

With its good assets now constituting in excess of 55% of its adjusted total assets for purposes of the Forty Five Percent Test, SPH’s current assets reflect the efforts it has undertaken and continues to undertake to transition to an engagement as a diversified global holding company.24  Although SPH has been able to exercise actual control over the businesses of certain SPH Companies in the absence of a voting control position, SPH recognizes that whether it passes the relevant Numerical Tests will depend on its ability to maintain ownership of the requisite percentage of the SPH Company’s voting securities.25

As such, SPH continues its efforts to bring itself into compliance with the applicable Numerical Tests through a combination of strategies, including: (i) establishing, maintaining or increasing majority ownership or primary control positions in companies engaged in non-investment company or excepted businesses (“Operating Businesses”); (ii) establishing, maintaining or increasing majority ownership or primary control positions in companies that are well positioned to acquire Operating Businesses through merger or acquisition due to current cash and/or NOL positions (“Acquisition Vehicles”);26 and (iii) decreasing or eliminating holdings in investment vehicles or companies whose lines of business are not in furtherance of SPH’s objectives as a diversified holding company, or where SPH determines that it will be unable to reach primary control, and deploying those proceeds in Operating Businesses directly and/or through Acquisition Vehicles that will be used to acquire Operating Businesses.

24
Although SPH meets the Forty Five Percent Test as of December 31, 2011, it does not currently meet the Income Test or the Forty Percent Test.  Moreover, SPH is concerned that (i) its current asset mix is such that changes in the market or fair values of certain assets could cause it to fail to continue to meet the Forty Five Percent Test in a subsequent quarter, even if it does not purchase additional bad assets or (ii) acquisitions of interests in an SPH Company that is intended to be, but is not yet, primarily controlled could cause SPH to, temporarily, regress with respect to its Forty Five Percent Test position.  While SPH does not concede that an inability to conform to a Numerical Test is dispositive of its status under the Act, SPH recognizes that maintaining the status quo as to its non-controlling positions in certain of the SPH Companies (as well as certain other holdings) likely would prevent SPH from achieving the level of certainty as to its status necessary to complete its transition.

25
Under the Act, a subsidiary is majority owned if the parent, directly or indirectly, owns at least 50% of the outstanding voting securities of the subsidiary and a subsidiary is presumed to be controlled by the parent if the parent, directly or indirectly, owns more than 25% of the subsidiary’s outstanding voting securities.  Sections 2(a)(24) and 2(a)(9), respectively, of the Act.  A person has primary control over a controlled company when such person exercises a degree of control over the company greater than that exercised by any other person.  See, e.g., Health Communications Services, Inc. (pub. avail. Apr. 26, 1985) (“HCS”).  In the 3a-1 Proposing Release, the SEC justified the “primary control” standard on the basis that the “Act . . . infer[s] that a company actually does business ‘through’ any company of which it is majority owner.  The proposed rule’s requirement that companies which are not majority owned be “controlled primarily” by an issuer which does business ‘through’ the company provides an identical standard.”  3a-1 Proposing Release, supra note 6, at *11.

26
In July 2011, SPH acquired a majority interest in DGT Holdings Corp. (“DGT”), which may serve as an Acquisition Vehicle.  Two examples of acquisitions of Operating Business by such Acquisition Vehicles include (i) an acquisition by BNS Holding, Inc. (“BNS”), a majority owned subsidiary of SPH, of an oil service company called Sun Well Services, Inc., in which BNS indirectly holds 100% of the voting interest directly and (ii) an acquisition by Steel Excel Inc. (“Steel Excel” and formerly, ADPT Corp.), a primarily controlled subsidiary of SPH, of (a) 100% interests in Baseball Heaven, an operator of certain baseball fields; (b) the business and assets of Rogue Pressure Services, LLC, a leader in the oilfield service industry; and (c) the business and assets of Eagle Well Services, Inc., a leader in the oilfield service industry.

Once SPH achieves majority ownership or primary control of an SPH Company, SPH generally expects to retain (or further increase as circumstances warrant) its stake with a view towards long-term ownership and recognizing value by doing business through the SPH Company.27  Consistent with SPH’s expectation that it will generally hold interests in an SPH Company indefinitely, SPH is not generally a passive holder of interests in an SPH Company and its Commission filings with regard to its ownership positions clearly reflect this fact.  Rather, SPH exercises (and expects to continue to exercise) control of SPH Companies both through its ownership of voting interests in such SPH Companies and through a variety of other means.28  For example, SPH personnel have extensive operating experience in a variety of industries including, without limitation, manufacturing and financial services and often serve as directors (in many cases comprising more than 25% of the Board and/or serving as Chairman of the Board) or as principal officers of SPH Companies (including, in several cases, as the Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of an SPH Company).29

SPH, through its subsidiaries, also provides significant administrative and/or support services to many SPH Companies.  Consistent with its desire that SPH investors benefit from the diversified holding company structure, SPH constantly seeks additional means to reduce costs and to encourage integration of operations and the building of business relationships among the SPH Companies.30  SPH considers possible synergies and economies of scale in operating and/or making determinations to acquire or dispose of SPH Companies.  Similarly, SPH Companies may be able to achieve efficiencies through consolidated purchasing and materials sourcing.  To promote these efficiencies, the Steel Partners Purchasing Council (the “SPPC”) arranges shared purchasing programs.  The SPPC is already reducing costs for, and providing other benefits to, a number of the SPH Companies described below.  Operational costs are and may be further reduced for SPH Companies by the implementation of Steel Partners Operational Excellence Programs.  Reductions in corporate overhead are also achieved by centralization of certain administrative and corporate services through SPH Services, Inc. (“SPH Services”).31  SPH generally expects that its active involvement with the SPH Companies, whether through its power or ability to appoint officers and directors of SPH Companies, the implementation of the programs described above or otherwise, will be ongoing.32

27
Although SPH expects that most of the SPH Companies will be held long-term as operating businesses, SPH recognizes that, from time to time, it may be necessary or appropriate to divest a line of business which is non-performing or inconsistent with SPH’s objectives as a diversified holding company.  Nevertheless, SPH generally does not expect to acquire companies in order to profit from the subsequent sale of those companies’ securities.  SPH is not and will not be a “special situations investment company” which would be unable to rely on Rule 3a-1.  Rule 3a-1(b).  See 3a-1 Proposing Release, supra note 6, at *8 (citing Frobisher Limited, 27 SEC 944, at 950 (1948) and Bankers Securities Corporation, 15 SEC 695 (1944), aff’d, 146 F.2d 88 (3d Cir. 1944)).  While the statutory basis for this position is not stated in the 3a-1 Proposing Release, it is possible that it is based on the view that such a company would seem to be directly and primarily engaged in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act.  As such, the prohibition on acting as a special situations investment company was not intended to preclude a diversified holding company from relying on the rule, as the SEC clearly distinguished the holding company business from that of the special situations investment company, noting that, unlike a special situations company, “a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies' line of business.”  Rule 3a-1 Proposing Release at *8.  See also United Stores Corp., Rel. No. IC-314, (Feb. 13, 1942) (finding an issuer that exchanged its holdings in cigar stores for controlling interest in variety stores not to be a special situations investment company as it did so with the intention to engage in the variety store business, rather than to quickly re-sell its interests in the variety stores to profit off appreciation in their value).

28
With respect to some SPH Companies, SPH does not currently hold a sufficient amount of voting securities to meet the statutory presumption.  Nevertheless, SPH exercises a level of actual control over such SPH Company that is (i) consistent with doing business ‘through’ such company; and (ii) is greater than that exercised by any other stakeholder.  For example, as noted below, SPH Companies often include as officers or directors related persons of SPH under the terms of SPH’s investment or otherwise, even where SPH owns less than 25% of the voting interests in an SPH Company.  In these cases, SPH believes that its power to exercise a controlling influence over the management and policies of the SPH Company would be sufficient to demonstrate control within the meaning of Section 2(a)(9) of the Act; however, SPH is not requesting a determination from the SEC under Section 2(a)(9) of the Act.

29
These include numerous full time operating professionals with many years of experience holding executive and senior management roles (e.g., CEO or CFO) with a variety of companies, industries and locations, as well as other full time senior professionals in restructuring, accounting, finance, tax, legal and operations.  Currently, SPH professionals occupy the CEO position at five SPH Companies, the Chairman position at six SPH Companies and the CFO position at five SPH Companies.  Additionally, SPH professionals hold a total of 23 directorships of SPH Companies.

30	These programs also provide SPH with an additional measure of control over the SPH Companies and are one of the ways in which SPH engages in business through the SPH Companies.

31
SPH Services, which commenced operations on January 1, 2012, is a newly-formed subsidiary of SPH that was created to consolidate the executive and corporate functions of SPH and certain of its affiliates, including SP Corporate Services LLC and Steel Partners LLC, to provide such services, including, without limitation, legal, tax, accounting, treasury, consulting, auditing, administration, compliance, environmental health and safety, human resources, marketing, investor relations and other similar services, to other companies.  SPH Services operates through its wholly owned subsidiaries, SP Corporate Services LLC and Steel Partners LLC, which have management services agreements with various SPH Companies.  By consolidating corporate overhead and back office functions, SPH believes it will achieve cost savings over time for its affiliated companies while delivering more efficient and effective services.

32	In particular, SPH continues to expand the nature and scope of services offered through the programs described above.

2.	SPH’s Business Activities and Efforts to Bring Itself into Conformity with the Asset Tests Demonstrate its Intent to Complete its Transition during the Relief Period

In furtherance of its efforts to bring itself into conformity with the Asset Tests, since July of 2009, SPH has increased its holdings in wholly-owned, majority owned and primarily controlled companies, turned bad assets into good assets through acquisition of additional interests giving SPH majority ownership or primary control of certain SPH Companies, and significantly decreased its holdings in companies through which it does not intend to engage or continue to engage in a non-investment company business, as described in more detail below, such that, as of December 31, 2011, SPH meets the Forty Five Percent Test.33

SPH has categorized its holdings based on SPH’s officers’ view of whether or not such holding represents a business in which SPH engages or intends to engage through its ownership of interests in the relevant issuer.  SPH’s officers’ views as to whether a holding is or will continue as an SPH Company (i.e., one in whose business SPH engages through majority ownership or primary control of the company) may be based upon, among other things: (i) whether that business is consistent with SPH’s goals as a global diversified holding company; (ii) whether SPH has the necessary resources to actively engage in a particular business through such company; (iii) whether SPH has, or has reasonable access to, sufficient capital resources in order to complete transactions necessary to effectuate its intention;34 and (iv) whether applicable constraints on SPH’s ability to execute such transactions would prevent SPH from expeditiously completing its transition.

33
As noted above, SPH has provided Supplemental Material to the SEC in connection with this Application.  Because the Supplemental Material includes confidential, non-public information about SPH’s business, SPH has requested confidential treatment for the Supplemental Material in accordance with Section 45(a) of the Act.

34
Capital for such acquisitions is expected to be obtained through, among other things, (i) use of cash on hand at SPH or an SPH Company – particularly, those SPH Companies identified as Acquisition Vehicles due to such SPH Company’s cash holdings and/or NOLs; (ii) raising additional capital through the issuance of additional equity or debt securities by SPH or an SPH Company; (iii) use of SPH units or shares of an SPH Company as “transaction currency” to acquire such interests through an exchange offer or merger (which also may be a means through which SPH may take advantage of its holdings of Acquisition Vehicles); (iv) borrowings; (v) cash obtained through distributions from the Liquidating Trust; and (v) sales of SPH holdings that are not intended to be SPH Companies and, thus, represent a ready source of capital for acquisitions to the extent such holdings can be readily liquidated consistent with applicable legal or regulatory restrictions such as blackout periods and without incurring adverse tax consequences.  Because the Act imposes severe consequences on improperly unregistered investment companies, including that contracts made by such companies are voidable unless enforcement of such contracts would be more equitable than non-enforcement, counterparties, underwriters and others require certainty as to a company’s status under the Act in order to engage in certain of the very types of transactions necessary for SPH to complete its transition including, for example, borrowings, issuances of securities and business combination transactions, may require an opinion of counsel that SPH is not required to be registered as an investment company under the Act.  The relief requested herein, therefore, is a necessary component of SPH’s efforts to bring itself into conformity with the Asset Tests.

Based on these factors, SPH’s officers have established, and included as a part of their planning, SPH’s general intentions as to each of SPH’s current holdings.  As a general matter, SPH contemplates: (i) maintaining or increasing interests in SPH Companies that are, as of December 31, 2011, majority owned or primarily controlled by SPH (the “Current Majority Holdings” and the “Current Primarily Controlled Holdings”, respectively); (ii) increasing interests in SPH Companies that are not, as of December 31, 2011, majority owned subsidiaries (but which, in several but not all cases, are primarily controlled companies) so that such SPH Companies will become majority owned subsidiaries of SPH (each such SPH Company, an “Intended Majority Holding”); (iii) increasing interests in SPH Companies that are not, as of December 31, 2011, primarily controlled companies so that SPH will primarily control such SPH Companies (each such SPH Company, an “Intended Primarily Controlled Holding”); and (iv) disposing of interests in holdings that are no longer, as of the date of this Application, intended to become or continue to be SPH Companies (each such holding, a “To Be Disposed Holding”).35  As demonstrated below, SPH passes the Forty Five Percent Test as of December 31, 2011,  and, if we were to apply the December 31, 2011 values for each of SPH’s actual holdings to a scenario where SPH instead: (i) holds majority interests in all Current and Intended Majority Holdings; (ii) primarily controls (or owns a majority interest in) all Current and Intended Primarily Controlled Holdings (except those that are Intended Majority Holdings); and (iii) has disposed of all To Be Disposed Holdings (except for the To Be Disposed of Holdings that SPH’s officers do not believe can be disposed of prior to the end of the Relief Period (the “Remaining To Be Disposed Holdings”)) and invests the related distribution proceeds in government securities or cash items, SPH would also not be deemed to be an investment company under the Forty Percent Test.

In assessing the reasonableness of SPH’s actions, the efforts that SPH’s officers have undertaken in implementing transactions necessary or appropriate to effectuate the intended transition (including overall progress to conformity with the Asset Tests and progress within each category of assets) and the likelihood that SPH will complete its transition during the Relief Period, the Commission may find it useful to review the following chart (the “Chart”) which summarizes SPH’s holdings as relevant to, and the results of, each of the Asset Tests, in each case as of July 15, 2009, and December 31, 2011, respectively, and based on certain assumptions set forth in notes below the Chart.36

Forty Percent Test	2009 Actual(1)	2009 Adjusted(2)	2011 Actual(3)	2011 Projected(4)
Majority Owned(5)	$11,024,396	$116,099,451	$176,678,306	$335,626,980
Bad Assets	$426,676,661	$321,601,606	$306,927,304	$87,708,871
Adjusted Total Assets	$437,701,057	$437,701,057	$483,605,610	$423,335,851

35
As discussed in note 37, below, it is unlikely that SPH will be able to effectuate all of its intentions, so SPH has developed its intentions such that SPH’s position under the Asset Tests is not dependent on SPH’s ability to effectuate each intention.  Rather, these intentions are intended to guide SPH’s officers in prioritizing transactions so as to achieve conformity with the Asset Tests in a manner that is best suited to SPH’s business objectives as a global diversified holding company.  SPH’s officers continue to re-examine these intentions, which may change based on, among other things, general market factors and factors specific to SPH or an SPH Company, including progress made as to SPH’s intentions for one or more other SPH Companies.  For example, SPH may currently intend to acquire majority ownership of a particular SPH Company but find that a primary control interest is, in fact, sufficient to allow SPH to engage in that SPH Company’s business.  In such a case, SPH’s officers may determine to abandon or delay acquisition of additional interests in that SPH Company in order to concentrate on acquisitions of another SPH Company for which primary control has not yet been reached or as to which SPH’s officers determine that majority ownership is necessary in order to achieve SPH’s business objectives.

36
For purposes of discussion herein and the calculations below, information relating to current positions (e.g., 2011 Actual and 2011 Projected in the Chart below) are as of December 31, 2011. Additionally, wholly-owned intermediate holding companies that have been formed for tax purposes have been disregarded.

Percentage of Good Assets	2.5%	26.5%	36.5%	79.3%

Forty Five Percent Test	2009 Actual(6)	2009 Adjusted(7)	2011 Actual(8)	2011 Projected(9)
Majority Owned(10)	$5,889,250	$110,964,304	$152,215,193	$311,163,867
Primarily Controlled	$60,902,121	$23,271,748	$167,604,982	$48,257,966
Other Good Rule 3a-1 Assets(10)	$22,330,673	$22,330,673	$44,596,237	$44,596,237
Bad Assets(10)	$372,224,852	$304,780,171	$141,104,776	$41,233,359
Adjusted Total Assets	$461,346,896	$461,346,896	$505,521,188	$445,251,429
Percentage of Good Assets	19.3%	33.9%	72.1%	90.7%
(1)	Reflects SPH’s unconsolidated assets (ex. cash and government securities) as of July 15, 2009 (“2009 Assets”).
(2)	Reflects SPH’s 2009 Assets, recharacterized such that “Majority-Owned” includes both Current and Intended Majority Holdings, as of the date of this Application (“Adjusted 2009 Assets”).
(3)	Reflects SPH’s unconsolidated assets (ex. cash and government securities) as of December 31, 2011, (“2011 Assets”).
(4)
Projects the intended results of SPH’s efforts by making the following adjustments to SPH 2011 Assets: (i) “Majority Owned” includes both Current and Intended Majority Holdings, as of the date of this Application; (ii)  adjusted total assets have been reduced to reflect SPH’s total assets as if SPH had sold, on or before December 31, 2011, each of the To Be Disposed Holdings that SPH believes can be disposed of during the Relief Period, and held the proceeds of such sales exclusively in cash and/or government securities (“Projected 2011 Assets”). 37

(5)	Includes SPH’s wholly-owned subsidiaries (with respect to 2009 Actual and 2009 Adjusted).
(6)	Reflects SPH’s 2009 Assets adjusted to consolidate SPH’s financial statements with those of its wholly-owned subsidiaries.
(7)
Reflects SPH’s Adjusted 2009 Assets, further recharacterized such that (i)“Primarily Controlled” includes both Current and Intended Primarily Controlled Holdings less the value of any Current Primarily Controlled Holding that is an Intended Majority Holding and (ii) SPH’s financial statements are consolidated with those of its wholly-owned subsidiaries.

(8)	Reflects SPH’s 2011 Assets adjusted to consolidate SPH’s financial statements with those of its wholly-owned subsidiaries.
(9)
Projects the intended results of SPH’s efforts by making the following adjustments to SPH’s Projected 2011 Assets: (i) “Primary Controlled” includes both and Current and Intended Primarily Controlled Holdings less the value of any Current Primarily Controlled Holding that is an Intended Majority Holding and (ii) SPH’s financial statements are consolidated with those of its wholly-owned subsidiaries.

37	Because acquiring majority ownership or primary control would require acquisition of additional interests, it is likely that the total value attributable to such interests would exceed (in some cases significantly) the values presented here, even without giving effect to intended dispositions of To Be Disposed Holdings (all of which are bad assets), this set of assumptions will understate SPH’s position under the Asset Tests if it actually is able to effectuate all of its intentions. As it likely will not be possible for SPH to effectuate its intention with respect to each and every holding, SPH’s strategy provides an appropriate cushion should existing constraints continue to frustrate or delay SPH’s efforts to effect necessary transactions or should exigent circumstances beyond SPH’s control thwart its ability to fulfill its intentions with respect to particular holdings.

(10)	In accordance with the Forty Five Percent Test, SPH has consolidated its financial statements with the financial statements of its wholly-owned subsidiaries. (See note 6, above)

The foregoing Chart demonstrates: (i) SPH’s absolute progress in moving towards conformity with the Asset Tests through comparison of the first and third columns; (ii) the effect of transactions by which SPH acquired additional interests in SPH Companies within a category (e.g., majority owned subsidiaries or primarily controlled companies) through comparison of the first and second columns with the third and fourth columns; and (iii) SPH’s clear intention to operate as a diversified holding company, by comparing the first and third columns to the second and fourth columns and by comparing the “Bad Assets” values in the first column and third column with those in the second column and fourth column, respectively.38  The discussion which follows describes in greater detail, including through a discussion of some of the types of transactions effected by SPH since July 15, 2009, SPH’s efforts to come into compliance with the Asset Tests.39  The sincerity of these efforts, the progress made to date (including that SPH meets the Forty Five Percent Test as of December 31, 2011) and the likelihood that SPH will be able to complete its transition during the Relief Period, all demonstrate that SPH’s request for additional time to continue the ongoing transition effort is consistent with the policies and purposes of the Act, including the protection of SPH’s unitholders and investors at large.

a.	Since July 15, 2009, SPH has Acquired or Increased its Majority or Primary Control Interests in a Number of SPH Companies.

As noted above, SPH’s efforts include the acquisition of interests in current holdings that are majority owned subsidiaries or primarily controlled companies as well as the acquisition of interests in holdings (or the acquisition of new holdings) that, through such acquisitions, will become majority owned subsidiaries or primarily controlled companies of SPH.  An overview, by “category” (i.e., majority owned, primarily controlled or intend to dispose) of these transactions and their effect on SPH’s position under the Asset Tests is provided below.

i.	Majority Owned Subsidiaries

SPH has, since July 15, 2009: (i) contributed additional capital to WebBank, its wholly-owned subsidiary of SPH; (ii) conducted open market purchases of an additional 34.5% of the outstanding common shares of BNS, an existing majority owned subsidiary;40 (iii) conducted open market purchases of an additional 22.7% of the outstanding common shares of Handy & Harman Ltd., (formerly known as WHX Corp.) (“HNH”), converting HNH from a primarily controlled company to a majority owned subsidiary; and (iv) through open market and private purchases, together with participation in a rights offering, acquired an additional 41.5% of the outstanding common shares of DGT (formerly known as Del Global Technologies Corporation) resulting in DGT becoming a majority owned subsidiary.41  Through these transactions (and after giving effect to net changes in market values during the Rule 3a-2 Period), the total value of SPH’s interests in majority owned subsidiaries has increased sixteen-fold from approximately $11.0 million (or 2.5% of Forty Percent Test adjusted total assets) on July 15, 2009, to approximately $176.7 million (or 36.5% of Forty Percent Test adjusted total assets) on December 31, 2011.

38
The comparison of actual to adjusted bad assets indicates the amount of SPH’s Bad Assets that are being held for operating (rather than investment purposes) in that “adjusted” Bad Assets eliminates amounts attributable to holdings in Intended Majority or Primarily Controlled Holdings.

39
While SPH recognizes that sales of bad assets may generate bad income for purposes of the Income Test (despite such sales being critical to SPH’s ability to conform to the Asset Tests), income related to a transaction would impact the Income Test only for the quarter of, and the three quarters following, the transaction.  If SPH determines that it must rely on Rule 3a-1 under the Act following the Relief Period, SPH will meet each of the Rule 3a-1 Tests.

40
On July 15, 2009, SPH owned 50.4% of BNS’s common shares and 84.9% as of December 31, 2011.  A portion of SPH’s increase in ownership resulted from a reverse stock split in which certain other shareholders lost their stake.  In February 2011, BNS acquired Sun Well Services, Inc., an oil services company.  On February 13, 2012 BNS and Steel Excel, in which SPH holds approximately a 40% interest, announced that they are engaged in preliminary discussions regarding a possible acquisition by Steel Excel of BNS.  BNS has appointed a special committee of its independent directors to consider the transaction on behalf of its unaffiliated stockholders. Steel Excel has appointed a special committee of independent directors to consider and negotiate the transaction. No assurances can be given that an agreement between the parties can be reached or, if an agreement is reached, that any such transaction will be completed.

41
On July 15, 2009, SPH owned 32.8% of HNH’s common shares and 55.5% as of December 31, 2011.  As demonstrated by the Chart on page 12 of this Application, conversion of an SPH Company to a primarily controlled company or a majority owned subsidiary, as applicable, can significantly improve SPH’s position under the Numerical Tests as, (i) pre-conversion, SPH’s interests in such an SPH Company are treated as bad assets while, (ii) post-conversion, SPH’s interests in that SPH Company are treated as good assets.  For this reason, and because an increase in the level of control over an SPH Company may improve SPH’s ability to engage in relevant business lines through the SPH Company, SPH’s efforts have sought to identify opportunities to acquire increased levels of control over SPH Companies.   SPH has, since July 15, 2009, acquired significant additional interests in SPH Companies that have been identified by SPH as Intended Majority Holdings.

ii.	Primarily Controlled Companies

SPH has, since July 15, 2009: (i) conducted open market purchases of an additional 31.9% of the outstanding common shares of Steel Excel, thereby giving SPH 40.3% of Steel Excel’s outstanding common shares and primary control of Steel Excel and (ii) conducted open market and private purchases of an additional 21.3% of the outstanding common shares of CoSine Communications, Inc. (“CoSine”) and an additional 9.8% of the outstanding common shares of JPS Industries, Inc. (“JPS”),42 each an existing primarily controlled SPH Company, giving SPH 47.4% and 39.3% of the outstanding common shares of CoSine and JPS, respectively.43  Through these transactions, (and after giving effect to net changes in market values), SPH has almost tripled the total value of its interests in primarily controlled companies from approximately $60.9 million (or 13.2% of Forty Five Percent Test adjusted total assets) on July 15, 2009, to approximately $167.6 million (or 33.2% of Forty Five Percent Test adjusted total assets) as of December 31, 2011.44

42
On September 21, 2011, SPH sent a letter to JPS expressing its willingness to acquire JPS and encouraging JPS to immediately commence a sale process.  On October 17, 2011, SPH and JPS announced that they had entered into an agreement pursuant to which SPH agreed to terminate its pending consent solicitation and not to commence a subsequent consent solicitation for a period of thirty days.  SPH and JPS have since agreed to extend their agreement that SPH will not commence a consent solicitation and have agreed to review whether to extend their agreement on a weekly basis.  JPS previously announced that it had formed a special committee of independent directors to evaluate strategic alternatives in order to maximize value for all JPS stockholders.

43
SPH also acquired an additional 15% of the outstanding common shares of API Group, resulting in SPH having primary control of such entity.  However, API Group is a To Be Disposed Holding and it is not part of SPH’s long-term plans for its non-investment company business.

44
SPH believes that its efforts to increase its interests in primarily controlled companies are better represented by comparing its positions in primarily controlled companies exclusive of its interests in HNH on July 15, 2009, with such positions on December 31, 2011.  On that basis, SPH’s interests in such primarily controlled companies have increased seven-fold – from approximately $21.7 million (4.7% of Forty Five Percent Test adjusted total assets) to approximately $167.6 million (33.2% of Forty Five Percent Test adjusted total assets).

b.	Since July 15, 2009, SPH has Significantly Decreased or Liquidated its Interests in a Number of Holdings that are not Intended to be SPH Companies.

In addition to acquiring additional interests in various SPH Companies, SPH has sought to bring itself into conformity with the Asset Tests by reducing its To Be Disposed Holdings.  On July 15, 2009, SPH’s To Be Disposed Holdings had a total value of approximately $268.8 million (61.4% of SPH’s Forty Percent Test adjusted total assets as of July 15, 2009); as of December 31, 2011 SPH has reduced its To Be Disposed Holdings by a factor of four to approximately $67.1 million (13.9% of SPH’s Forty Percent Test adjusted total assets as of December 31, 2011).45  SPH has (i) completely liquidated positions that had a value of approximately $219.5 million (50.2% of SPH’s Forty Percent Test adjusted total assets or 47.6% of SPH’s Forty Five Percent Test adjusted total assets) on July 15, 2009,46 and (ii) sold portions of other positions such that the value of SPH’s To Be Disposed Holdings (exclusive of positions that have been completely liquidated) have decreased from approximately $49.3 million (11.3% of Forty Percent Test adjusted total assets) on July 15, 2009, to approximately $67.1 million47 (13.9% of Forty Percent Test adjusted total assets) on December 31, 2011.48

c.	SPH’s Position under the Asset Tests as of December 31, 2011

After giving effect to the transactions represented above, and based on values and holdings as of December 31, 2011, SPH now passes the Forty Five Percent Test and has substantially improved its position under the Forty Percent Test.

i	Forty Percent Test

SPH’s holdings of interests in majority-owned subsidiaries that are neither investment companies nor Private Funds (including its interests in wholly-owned subsidiaries meeting these criteria) constituted 36.5% of SPH’s Forty Percent Test adjusted total assets on December 31, 2011, as compared to only 2.5% of SPH’s Forty Percent Test adjusted total assets on July 14, 2009.

ii	Forty Five Percent Test

SPH’s holdings of interests in: (i) majority owned subsidiaries that are neither investment companies nor Private Funds; (ii) primarily controlled companies through which SPH engages in a non-investment company business; and (iii) good assets held through a wholly-owned subsidiary whose financial statements are consolidated with those of SPH for purposes of the Rule 3a-1 Tests, constituted 72.1% of SPH’s Forty Five Percent Test adjusted total assets as of December 31, 2011, as compared with only 19.3% of SPH’s Forty Five Percent Test adjusted total assets as of July 15, 2009.

45	The percentage of SPH’s Forty Five Percent Test adjusted total assets constituting To Be Disposed Holdings was 58.3% on July 15, 2009, and 13.3% on December 31, 2011.

46	This includes the disposition of positions held directly through open market sales and the liquidation of three of the nine series of the Liquidating Trust.

47
SPH holds additional To Be Disposed Holdings that were initially acquired with the intention achieving primary control; however, primary control is no longer believed to be possible or practicable or such securities are no longer expected to be used in reaching primary control.  Such holdings have been excluded from this total.

48
When calculated in accordance with the Forty Five Percent Test, these To Be Disposed Holdings represented 10.7% of adjusted total assets on July 15, 2009, and 13.3% of adjusted total assets on December 31, 2011.

d.	SPH will Continue to Effectuate its Efforts to Bring Itself into Conformity with the Asset Tests

SPH’s efforts to bring itself into conformity with the Asset Tests, which includes the identification of a specific intention for each current holding, should, if fully executed during the Relief Period, result in SPH conforming to one or both of the Asset Tests at or prior to the conclusion of the Relief Period.  However, certain of the constraints which prevented SPH from conforming to the Asset Tests by the conclusion of the Rule 3a-2 Period (e.g., unstable market conditions, illiquidity or scarcity of certain securities and impediments or delays resulting from tax, corporate or securities laws) will continue to apply in varying and unknown degrees.  Additionally, proceeds from dispositions of SPH’s To Be Disposed Holdings may not be sufficient to fully fund desired acquisitions and such proceeds also may interfere (as prior dispositions have interfered) with SPH’s ability to pass the Income Test.49  However, SPH recognizes that its transition is not dependent on its ability to execute each and every transaction contemplated by its compliance efforts and SPH’s officers have, based on their review of current holdings and related restraints, concluded that SPH will be able to complete its transition such that it will be outside of (or excepted from) the definition of an investment company by the end of the Relief Period.

i.	Further Acquisitions

SPH’s efforts to bring itself into conformity with the Asset Tests50 contemplates potential or intended acquisitions of additional interests in some or all of the SPH Companies.  In particular, SPH has identified several current SPH Companies in which it currently anticipates owning a majority interest (i.e., the Intended Majority Holdings) and several other SPH Companies in which it currently anticipates having primary control (i.e., the Intended Primarily Controlled Holdings).51  SPH seeks to engage in the underlying businesses of the SPH Companies through the SPH Companies.  To that end, SPH is working to acquire additional interests to achieve majority ownership or primary control, subject to certain constraints, in some or all of the Intended Majority and Primary Control Holdings.  In some cases where SPH does not currently have, but anticipates acquiring, a majority ownership or primary control stake, as applicable, in an SPH Company, such acquisitions may appear to put SPH further from its goal of passing the relevant Asset Tests until the requisite threshold ownership is attained.52  Moreover, we note that SPH may not be able to acquire majority ownership or primary control in accordance with its expectations.  Nonetheless, SPH submits that such transactions are in furtherance of SPH’s transition.

49	SPH expects that income from the disposition of bad assets will only have a short-term effect on its income and these dispositions generally will not be a significant source of revenue in the future.

50
SPH may, in the course of its efforts, contemplate acquisition of an entirely new SPH Company (i.e., an entity in which SPH does not currently have a position).  SPH may use any of a variety of techniques in making new acquisitions, including establishing a toe hold position to learn more about the businesses engaged in by a potential new SPH Company before committing.  This method of acquisition may lead to a temporary increase in the amount of bad assets, however, even when SPH determines not to proceed with a potential acquisition, and subsequently sells the toe hold position, such activity differs from a speculative investment.  In fact, a number of the liquidated or To Be Disposed Holdings, are former toe hold positions that have not yet been fully liquidated.  Similarly, while SPH generally purchases and holds interests in SPH Companies for the long term in order to engage in the business(es) of such SPH Companies, as stated in note 11, above, SPH may determine to exit from an SPH Company, including one which was a majority owned or primarily controlled.  Because no such SPH Company has been identified and it is impossible to predict the value of such a holding, the analyses presented herein do not address the possibility of an exit from, or acquisition of a new, SPH Company.

51
As noted above, SPH has already more than doubled its total positions in primarily controlled SPH Companies from 13.2% of Forty Five Percent Test adjusted total assets as of July 15, 2009, to 33.2% of Forty Five Percent Test adjusted total assets as of December 31, 2011.  However, as also noted above, during the Rule 3a-2 Period, SPH acquired additional interests in HNH such that HNH has become a majority owned subsidiary.  As a result, a more apt comparison may be had by excluding HNH from the July 2009 primarily controlled holdings and, instead, including it among SPH’s July 2009 majority owned subsidiaries.  As so adjusted, SPH has increased its Forty Five Percent Test adjusted total assets that are attributable to primarily controlled companies almost seven-fold.  If SPH’s majority owned subsidiaries and good assets held through consolidated wholly-owned subsidiaries are included, SPH has more than tripled its Forty Five Percent Test good assets from 19.3% of Forty Five Percent Test adjusted total assets to 72.1% of Forty Five Percent Test adjusted total assets since July 15, 2009.

52
As of December 31, 2011, SPH’s holdings in SPH Companies in which SPH either owns or intends to acquire interests conferring at least primary control, together with other anticipated good Forty Five Percent Test assets held through consolidated wholly-owned subsidiaries, total approximately $404.2 million, constituting 90.7% of SPH’s Forty Five Percent Test adjusted total assets, reduced by the value of the assets that SPH anticipates disposing of by the end of the Relief Period (as compared to $156.6 million and 33.9%, respectively, as of July 15, 2009).  When measured on an unconsolidated basis for purposes of the Forty Percent Test, SPH’s holdings in SPH Companies which are or are intended to be majority owned subsidiaries total approximately $335.6 million or 79.3% of Forty Percent Test adjusted total assets, as of December 31, 2011, reduced by the value of the assets that SPH anticipates disposing of by the end of the Relief Period (as compared to $116.1 million or 26.5%, respectively, as of July 15, 2009).

ii.	Further Dispositions

SPH’s efforts to bring itself into conformity with the Asset Tests also includes continued disposition of interests in To Be Disposed Companies throughout the Relief Period and the use of the proceeds of such distributions to, among other things, fund the potential acquisitions described above as well as for other purposes consistent with SPH’s engagement as a global diversified holding company.  As noted above, SPH has already reduced the percentage of its Forty Percent Test adjusted total assets that are To Be Disposed Holdings (including positions that were fully or partially liquidated) from 61.4% on July 15, 2009, to 13.9% on December 31, 2011.53  Currently, no single To Be Disposed Holding constitutes more than a 42.1% interest in any company (with the exception of interests in the Liquidating Trust, itself) nor does any To Be Disposed Holding constitute in excess of 5.7% of SPH’s adjusted total assets.

While SPH generally intends to dispose of the To Be Disposed Holdings as soon as is reasonably practicable, consistent with the nature of, and conditions for, the relief requested herein, SPH expects that the amounts and timing of dispositions may be dictated by such constraints as illiquidity, blackout periods related to board participation, tax matters or agreements with an issuer or a co-partner.  Based on SPH’s officers’ consideration of the various constraints associated with the To Be Disposed Holdings and assessment of market conditions, SPH believes that most of the To Be Disposed Holdings that are constrained by illiquidity, tax issues and/or blackout periods may be fully liquidated by the end of the Relief Period.

Thus, SPH expects that the vast majority of the remaining To Be Disposed Holdings can be liquidated during the Relief Period and, absent exigent circumstances, SPH believes that, by the end of the Relief Period, it will have fully liquidated additional To Be Disposed Holdings having a value, as of December 31, 2011, of approximately $60.3 million (or approximately 12.5% of SPH’s adjusted total assets, as of December 31, 2011).  Upon completion of these intended dispositions, SPH will have reduced its To Be Disposed Holdings from 31 positions with a value of approximately $268.8 million (61.4% of Forty Percent Test adjusted total assets, or 58.3% of Forty Five Percent Test adjusted total assets) on July 15, 2009, to four positions whose December 31, 2011 values total $6.8 million (approximately 1.6% of Forty Percent Test adjusted total assets, reduced as if SPH had disposed of these holdings as of December 31, 2011).54

III.           RELIEF REQUESTED UNDER SECTION 6(c) OF THE ACT

SPH respectfully requests an order temporarily exempting it from all provisions of the Act during the one-year period commencing on the Order Date.55  SPH undertakes that during this Relief Period, SPH will (i) continue to make all deliberate efforts to further establish its business as a global diversified holding company or take other actions to become primarily engaged in another non-investment business and (ii) limit its securities investment activities to those which are non-speculative and intended to further this goal.

53
Because the Forty Five Percent Test requires consolidation of wholly-owned subsidiaries while the Forty Percent Test is performed on a strictly unconsolidated basis, adjusted total assets may differ from one Asset Test to the other.  To Be Disposed Assets constituted 61.4% and 13.3% of Forty Five Percent Test adjusted total assets on July 15, 2009, and December 31, 2011, respectively.

54	Given the small size of these positions, the percentages are materially identical regardless of the Asset Test used.

55
While SPH does not concede that it would become subject to the requirements of the Act upon the mere expiration of the one year safe harbor period afforded by Rule 3a-2, SPH believes the relief requested is necessary and appropriate in light of the significant adverse consequences to SPH and its unitholders that could result if SPH were determined to be out of compliance with the Act’s registration provisions.  The SEC has previously granted exemptions from the Act for additional periods following the expiration of an applicant’s 3a-2 safe harbor period.  See, e.g., Firstmark, supra note 8; Completel, supra note 8; Pay-n-Save Inc., Rel. No. IC-17028 (June 23, 1989) (notice) and Rel. No. IC-17078 (July 21, 1989) (order) (“Pay-n-Save”); and Vestar, Inc., Rel. No. IC-16407 (May 19, 1988) (notice) (the “Vestar Notice”) and Rel. No. IC-16433 (June 13, 1988) (order) (the “Vestar Order”).

A.	Applicable Law

Section 3(a)(1)(A) of the Act defines the term “investment company” to mean any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Section 3(a)(1)(C) of the Act defines “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Generally, any issuer meeting the definition of an investment company is subject to all applicable provisions of the Act and must register with the Commission under Section 8 of the Act, unless it meets the terms and conditions of various exceptions provided by the Act including, but not limited to, those provided in Section 3(c) of the Act, or in rules adopted by the Commission under the Act.

One such rule, Rule 3a-1, provides an exclusion from the definition of an investment company for certain prima facie investment companies “whose asset composition and sources of income would provide conclusive evidence that such companies are not investment companies for purposes of section [3(a)(1)(C)] of the Act.”56  Specifically, Rule 3a-1 under the Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45% of an issuer’s total assets (exclusive of government securities and cash items) consist of, and no more than 45% of its net income after taxes over the last four fiscal quarters combined is derived from, securities other than:  government securities, securities issued by employees’ securities companies, and securities of certain majority-owned subsidiaries and companies controlled primarily by the issuer.57  In the context of Rule 3a-1, good assets include any asset that is not an investment security for purposes of the Forty Percent Test as well as interests in certain “primarily controlled” subsidiaries.58  Section 2(a)(9) of the Act states that there is a presumption of control if a company holds at least 25% of the outstanding voting securities of a subsidiary and a presumption of a lack of control if a company owns less that 25% of the outstanding voting securities of a subsidiary.  Control is primary if “the degree of the issuer’s control is greater than that of any other person.”59

56	3a-1 Proposing Release, supra note 6. At the time that Rule 3a-1 was proposed and adopted, current Section 3(a)(1)(C) of the Act was codified as Section 3(a)(3) of the Act.

57
Additionally, Rule 3a-1(b) applies an Engagement Test requiring that the issuer not be: (i) a “special situations investment company”; (ii) a company that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities (i.e., an investment company as defined by Section 3(a)(1)(A) of the Act); or (iii) a face amount certificate company (i.e., an investment company as defined by Section 3(a)(1)(B) of the Act).  In the event that SPH relies on Rule 3a-1 under the Act, it will meet all requirements of the rule.  In this respect, SPH notes that: (i) as discussed in note 27 above, SPH is not a special situations company; (ii) SPH is, and expects to continue to be, primarily engaged in the business of being a global diversified holding company rather than that of investing, reinvesting or trading in securities and SPH has ensured and will continue to ensure that its public statements of policy, including any public filings, clearly identify SPH’s business as that of a global diversified holding company; and (iii) SPH has never, nor will it ever, issue face amount certificates of the installment type.

58
See Rule 3a-1(a)(4) (including, among the securities holdings that are not included in the numerator of the Forty Five Percent Test, “securities issued by companies (i) [w]hich are primarily controlled by such issuer; (ii) [t]hrough which such issuer engages in a [non-investment business]; and (iii) [w]hich are not investment companies.”)

59	HCS, supra note 25.

Extraordinary business occurrences that result in changes to the value or composition of an issuer’s assets may temporarily cause that issuer to meet the definition of an investment company or be unable to rely on an exception.  Courts, the Commission and the Staff have long recognized the principle that, in appropriate circumstances, an issuer that truly intends to become compliant with the Act should be afforded reasonable time to allow for its return to a non-investment or excepted business before subjecting the issuer to the Act.60  Rule 3a-2 provides a non-exclusive safe harbor codifying this principle.  Rule 3a-2 under the Act generally provides that, for purposes of Sections 3(a)(1)(A) and 3(a)(1)(C), an issuer will not be deemed to be engaged in the business of investing, reinvesting, owning, holding or trading in securities for a period not to exceed one year if the issuer has a bona fide intent to be engaged in a non-investment company business.  This rule is intended to enable the issuer to make an orderly transition to a non-investment company business.

In some cases, a one year period may be insufficient, despite a company’s best efforts, to allow for a lasting transition away from investment company status.  For this reason, the Rule 3a-2 Adopting Release specifically notes that the intent of Rule 3a-2 is to provide a clear safe harbor for transient investment companies and not to preclude such a company from seeking either no-action assurance from the Staff or an exemptive order from the Commission with respect to a period greater than one year or where it may otherwise be unable to rely on Rule 3a-2.61  In determining whether to grant such a request, the Commission and its Staff consider factors suggesting that the company’s transition period is “temporary” even where it exceeds one year.  Generally, the Commission and its Staff have deemed relief to be reasonable where: (i) the failure of the company to become primarily engaged in a non-investment company business within one year was due to factors beyond its control; (ii) the company’s officers and employees tried, in good faith, to effect the company’s investment of its assets in such a business; and (iii) the company invested in a manner intended to preserve the value of its assets.62

Additionally, Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person from any provisions of the Act or any rule or regulation thereunder to the extent that the exemption (i) is necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) is consistent with the purposes fairly intended by the policy and provisions of the Act.

B.	Need for Relief

Since invoking the non-exclusive safe harbor provided by Rule 3a-2, SPH’s officers have worked diligently to return to a non-investment, diversified holding company business, but have found the process taking longer than expected due to factors beyond SPH’s reasonable control.  Despite the good faith efforts of its officers, SPH was unable to re-adjust its holdings to the extent necessary to satisfy the Asset Tests by July 14, 2010, because, among other things, adverse market conditions frustrated SPH’s ability to conduct the transactions required to conform its balance sheet to the Asset Tests within the one year period allotted by Rule 3a-2.

60
See, e.g., SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3 (S.D. N.Y. 1968) (“Fifth Ave. Coach”) (holding that defendant Fifth was still in a period of transition because all of its proposed acquisitions had fallen through for one reason or another); 3a-2 Adopting Release, supra note 8 (stating that “[R]ule [3a-2], which reflects previous no-action assurances in this area, excludes certain issuers – which otherwise would be considered investment companies because of unusual corporate occurrences – from complying with the Act.”); Missouri River Gold & Gem Corporation (pub. avail. Jun. 30, 1986) (“Missouri River”).

61	Rule 3a-2 Adopting Release, supra note 8.

62
See, e.g., Firstmark, supra note 8; Sensar Corporation, Rel. No. IC-25320 (Dec. 19, 2001) (notice) and Rel. No. IC-25361 (Jan. 14, 2002) (order) (“Sensar”).  See alsoVerde Venture, Inc. (pub. avail. Apr. 27, 1988); Moraga Corp. (pub. avail. Oct. 31, 1981); Mallory Randall Corp. (pub. avail. Aug. 12, 1981); Medidentic Mortgage Investors, Inc. (pub. avail. May, 23, 1984) (“Medidentic”); Shearson-Murray Real Estate Fund II, Ltd., (pub. avail. Sep. 26, 1980).

For these reasons, SPH respectfully requests that the Commission grant an order under Section 6(c) of the Act temporarily exempting SPH from all provisions of the Act during the one-year period commencing on the Order Date,63 so as to provide SPH with additional time to complete this transition.  Since invoking the non-exclusive safe harbor provided by Rule 3a-2, SPH’s transactions in securities have not been for speculative purposes, but have been in the furtherance of its business as a diversified holding company.  Should such an order be granted, SPH undertakes to continue to make deliberate efforts to further establish its global diversified holding company business or take other actions to become primarily engaged in another non-investment or excepted business and to continue to focus its securities activities in furtherance of this goal.

1.	SPH Meets Commission and Staff Tests for Longer Safe-Harbor Periods

Rule 3a-2 is a non-exclusive safe harbor codifying pre-existing positions of the Commission, the Staff and courts, that a reasonable transition period should be provided to an issuer that temporarily finds itself within the purview of the Act.  Moreover, the Commission has made clear that the one year period provided by Rule 3a-2 represents a presumption that such a period is reasonable and not a determination that, in all cases, a longer period is unreasonable.  Indeed, the Commission release announcing the adoption of Rule 3a-2 specifically and clearly “emphasizes that the rule creates a ‘safe harbor’ for transient investment companies and is not intended to preclude a company from seeking either a no-action assurance from the Commission’s staff or a Commission order of exemption.”64  The Staff has indicated, in no-action letters, factors that should be considered when determining if a period longer than the safe harbor is appropriate, which the Commission has applied in considering exemptive relief:

Whether a longer period also would be deemed temporary would depend on such factors as (1) whether the failure of the company to become primarily engaged in a non-investment business or excepted business or liquidate within one year was due to factors beyond its control; (2) whether the company's officers and employees during that period tried, in good faith, to effect the company's investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (3) whether the company invested in securities solely to preserve the value of its assets.65

SPH’s initial non-conformity with the Asset Tests was an unintended consequence of the Revised Plan and Steel Partners II’s desire to treat its investors fairly and equally after the temporary suspension of redemptions.  Because investors representing a substantial portion of Steel Partners II’s assets (by value) chose Option B pursuant to the Revised Plan, SPH acquired only a portion of the interests in companies that were majority owned or primary control subsidiaries when held by Steel Partners II.  As a result, once received by SPH, such interests no longer represented majority owned or primary controlled subsidiaries.  Since invoking the Rule 3a-2 safe harbor, SPH’s officers have worked diligently to return to a non-investment company business, but this process has taken longer than expected because of the adverse market conditions for conducting the required purchases and sales.  SPH’s transactions in securities since July 14, 2009, have been in the furtherance of its global diversified holding company business rather than for speculative purposes.

63
As noted above, the Relief Period would terminate sooner if SPH is able to fall outside of, or qualify for a statutory or regulatory exception or exemption from, the definition of an investment company.

64	3a-2 Adopting Release, supra note 8.

65	Medidentic, supra note 62.

a.	While SPH’s Officers Have Acted in Good Faith to Transition to a Non-Investment Business, SPH has been Unable to do so Due to Factors Beyond its Control.

SPH’s officers have worked diligently to bring SPH into compliance with the Asset Tests.  The progress SPH has made in steadily decreasing its holdings in companies that it does not intend to hold due to a change in facts and circumstances, while increasing its holdings in majority owned, wholly-owned or primarily controlled companies through which it conducts non-investment businesses (such that, as of December 31, 2011, SPH passes the Forty Five Percent Test, while it did not as of July 15, 2009) evidences SPH’s intent to expeditiously complete its transition.  However, the illiquid markets for many of SPH’s holdings has made it difficult to dispose of SPH’s interests in many of the companies that it does not intend to hold or to acquire additional interests in many of the companies of which SPH intends to acquire a control or majority interest.  SPH’s freedom of action and timing to conduct such acquisitions and dispositions in an orderly fashion that would maximize unitholder value is also constrained by SPH’s involvement in the business affairs of its subsidiaries (including the service of certain SPH officers on the boards and in the management ranks of SPH Companies), which imposes blackout periods during which SPH is not permitted to trade, and other state corporate or federal securities laws that limit SPH’s ability to acquire or dispose of certain interests (for example, where SPH has possession of material non-public information or where a corporate charter prevents or imposes certain conditions upon trading in the securities of that company).  Similarly, tax regulations may require that interests be held for a certain period or prevent the rapid acquisition of significant interests during prescribed periods.

b.	SPH’s Investments since July 14, 2009, have been Consistent with the Preservation of Value and Efforts to Return to an Excepted or Non-Investment Business.

The Commission has previously granted exemptive relief to issuers who hold or acquire non-compliant assets “to preserve . . . value” while pursuing transactions that would allow for an orderly transition to an excepted or non-investment business, particularly where such preservation was necessary to accomplish the intended transition.66  Each of SPH’s purchases of securities since it invoked the Rule 3a-2 safe harbor has been in furtherance of its business engagement as a global diversified holding company.  These purchases do not constitute a primary business of investing, reinvesting or trading in securities, as SPH engages in non-investment company businesses through its holdings in the SPH Companies.

2.	SPH Satisfies the Conditions set forth in Section 6(c) of the Act for when the Commission may Grant an Exemption from the Provisions of the Act.

Through Section 6(c) of the Act, Congress granted the Commission the power to “conditionally or unconditionally exempt any person, security, or transaction . . . from any provisions of [the Act] or of any rule or regulation thereunder.”  Congress instructed that such an exemption is appropriate “if and to the extent that”: (i) the exemption is “necessary or appropriate in the public interest”; (ii) “consistent with the protection of investors”; and (iii) “consistent . . . with the purposes fairly intended by the policy and provisions of [the Act].”

66	See, e.g., Firstmark, supra note 8; Completel, supra note 8; Sensar, supra note 62.

As noted above, the Commission has used this exemptive power to allow for a company to make a transition out of the Act, even where it could no longer rely on Rule 3a-2.  The approach to transient investment companies taken by the Commission and its Staff, as evidenced by Rule 3a-2 and by no-action and exemptive relief provided to companies whose actions are within the intent (if not the letter) of Rule 3a-2, has been to assure that the Act is applied where needed, but only where needed – protecting shareholders where abuses may be likely but preserving shareholder value and Commission resources where they are not.67

The consequences of subjecting a company that is ill-suited to regulation under the Act (or that is engaged, or intends to engage, in a business that has been excepted from the Act) can be dire.  At best, such a company (and, thus, its shareholders) will be subject to the significant additional costs that are associated with compliance with the Act.  At worst, the company will be unable to engage in its intended business, since the provisions of the Act are designed for investment companies and are inconsistent with most operating or holding company businesses and many excepted businesses.68

Thus, where it is reasonable to expect that regulation and registration under the Act would be only temporary and would not advance the intent of the Act, the public’s interest and that of the company’s shareholders is well served by providing for a transition period.  Doing so avoids a situation where companies would be required to register for a short time before de-registering upon the completion of a transition back to a non-investment or excepted business or a liquidation.  Moreover, it is inconsistent with public policy to devote Commission resources to regulate such an issuer as an investment company when it is clear that the issuer would immediately withdraw its registration upon return to non-investment company status or liquidation.

a.	The Requested Order is Necessary and Appropriate in the Public Interest

The Act was not intended to govern diversified holding companies like SPH.  Requiring SPH to register as an investment company would not benefit SPH’s unitholders or the investing public.  SPH’s unitholders do not view SPH’s business as an investment company business – nor did or does SPH ever intend to engage, or hold itself out as intending to engage, in an investment company business.  In fact, registration and regulation as an investment company is inconsistent with SPH’s business model and would not allow it to continue to develop and strengthen its current business.  Compliance with the Act would impose upon SPH unnecessary costs, require it to take actions with respect to certain of its assets and holdings which are not in the best long-term interests of the unitholders and would necessitate material alterations to its capital structure, the costs and effects of which will be borne, ultimately, by SPH’s unitholders.  Specifically, the following requirements or limitations imposed by the Act are inconsistent with, inappropriate for, or would add additional and unnecessary costs to a global diversified holding company.69

67
As discussed above, the SEC and its Staff take the position that a company temporarily within the definition of an investment company should be provided the opportunity to transition to a non-investment or excepted business if the company did not intend to become (and does not wish to be) an investment company, provided the company makes a good faith effort to remove itself from the purview of the Act within a reasonable period.  Implicitly, this position recognizes that the SEC’s ultimate mission, and that of the Act, is to protect shareholders, markets and the investing public.

68	Section III.B.2.a, below, discusses certain elements of regulation under the Act which may be particularly inconsistent with, or inappropriate for, SPH’s global diversified holding company business.

69
SPH notes that the Act contains provisions for alternative regulation of a special type of investment company known as a business development company or “BDC”.  BDCs were established by Congress to provide capital to certain “smaller” domestic issuers and, as such, a BDC must invest at least 70% of its assets in “eligible portfolio companies” and certain other types of assets and are expected to offer “managerial assistance” to these eligible portfolio companies.  SPH believes that its provision of services to SPH Companies through the programs described above, its practice of placing officers and directors with SPH Companies and its operation of the SPH Companies’ businesses through primary control or majority ownership of the SPH Companies represents a level of control of, and assistance with, such SPH Companies’ business that greatly exceeds the “managerial assistance” that must be offered to a BDC’s eligible portfolio companies.  Additionally, while BDCs are required to make managerial assistance available to eligible portfolio companies, in our experience eligible portfolio companies seldom accept such managerial assistance.  By contrast, SPH Companies include an SPH person within their management or directorship ranks and/or avail themselves of the SPH programs described above.  Moreover, SPH does not expect to invest primarily in eligible portfolio companies.  Eligible portfolio companies are generally smaller issuers and may not include (i) non-US issuers or (ii) issuers that rely on any of the Section 3(c) exceptions from the definition of an investment company. While a number of the SPH Companies may be eligible portfolio companies, a significant number of the SPH Companies could not be freely held by a BDC because they are not eligible portfolio companies, including: (i) WebBank, one of SPH’s principal holdings, which would not qualify since it is excepted from the definition of an investment company pursuant to Section 3(c)(3) of the Act; and (ii) API Group and Barbican which, as non-US companies, don’t qualify as eligible portfolio companies.  Thus, SPH’s intended business engagement as a global diversified holding company, including among its businesses banking and insurance, and the enhanced engagement of SPH with these businesses distinguishes SPH from a BDC and renders even the modified regulation to which BDC’s are subject inconsistent with SPH’s business.

1.	Transactions with Affiliates

Requiring SPH to register under the Act would subject the company to the severe restrictions on affiliated transactions imposed by Section 17 of the Act and would restrict SPH’s ability to continue to operate the SPH Companies in the best interests of its investors.  The investment companies that the Act is designed to govern typically are passive investors who purchase and sell portfolio securities as they seek to profit from appreciation in the market value of those securities.  By contrast, SPH seeks to create value for its investors through acquiring, growing and operating successful businesses.  As a holding company, SPH purchases securities primarily to acquire majority or control positions in the SPH Companies so that it may actively engage in the businesses of those companies.  In doing so, SPH may directly engage in transactions with its subsidiaries, and may also encourage its subsidiaries to engage in transactions with each other when such transactions are deemed likely to benefit each of those businesses.  Examples of such transactions may include supplier-purchaser relationships between SPH Companies, as well as joint investments in SPH Companies by SPH and one or more other SPH Companies.

The limitations on transactions with “affiliated persons”70 imposed by Section 17(a), 17(d) and Rule 17d-1 would severely limit SPH’s and the SPH Companies’ ability to engage in these beneficial transactions.  Section 17(a)(1)&(2) generally prohibit affiliated persons, (“1st Tier Affiliates” ), or affiliated persons of affiliated persons (“2nd Tier Affiliates”), of an investment company from selling securities or other property to, or purchasing securities or other property from, the investment company or from any company controlled by the investment company.  Section 17(a)(3) prohibits First Tier and Second Tier Affiliates from borrowing money from an affiliated registered investment company or from any company controlled by such registered investment company.  Section 17(d) and Rule 17d-1 thereunder broadly prohibit 1st Tier Affiliates or 2nd Tier Affiliates from engaging in “joint transactions” with  an affiliated investment company unless the SEC has issued an order approving the transaction.

70
Section 2(a)(3) defines an affiliated person of another person to mean “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

As a holding company, SPH expects and intends to hold a greater than twenty-five percent interest in each of the SPH Companies (and, often, a majority interest in such SPH Companies), with the result that SPH would be considered to control, and thus would be affiliated with, each SPH Company.71  Because the restrictions of Section 17 apply to both 1st Tier Affiliates and 2nd Tier Affiliates, the SPH Companies would be limited in their ability to transact business with each other.  This would lead to a critical disruption in the interconnected business network described above, which relies on synergies and economies of scale to increase profitability.

Additionally, Section 17(a)(3) would prohibit an SPH Company from borrowing money from SPH or from another SPH Company.  Further, inter-company or joint borrowings or joint guarantees of debt could be deemed to be “joint transactions,” in violation of Section 17(d).  Given that entities in a holding company structure commonly extend intercompany credit, the application of Section 17 to SPH and the SPH Companies would be disruptive and inconsistent with SPH’s legitimate operations as a holding company.

2.	Investments in Certain Issuers

Requiring SPH to register as an investment company would unnecessarily restrict the company from investing in certain financial services businesses, in which SPH is currently engaged and which are a focus for future expansion by SPH.72  The Act limits the ability of a registered investment company to acquire interests in certain financial services businesses.  Section 12(d)(3) of the Act and Rule 12d3-1 thereunder, together, could limit SPH’s ability to pursue profitable lines of business by prohibiting it from acquiring majority ownership or primary control of an SPH Company that is a broker-dealer, investment adviser or entity engaged in the business of underwriting.  Section 12(d)(2) of the Act would prohibit SPH or an SPH Company from acquiring an interest in an insurance company if SPH and the SPH Companies, in the aggregate own in excess of 10% of the outstanding voting securities of such insurance company.  Sections 12(d)(2) and (3) would restrict the ability of SPH and SPH Companies to purchase interests in these types of issuers and would require SPH to change its business plans to expand in the financial sector.

3.	Limitations on Borrowing

71
In fact, as discussed above, SPH cannot complete its transition to conformity with the Forty Five Percent Test unless, among other things, it holds a primarily control (or greater) interest in SPH Companies constituting at least 55% of the value of SPH’s adjusted total assets and cannot conform to the Forty Percent Test unless, among other things, majority owned SPH Companies constitute at least 60% of the value of SPH’s adjusted total assets.  If SPH were required to comply with the Act as a registered investment company, SPH likely would be required to undertake transactions to undo the efforts it has made since July 15, 2009, so that the SPH Companies would not be controlled companies or affiliates or to take steps that are inconsistent with the proper administration of a holding company business to avoid affiliate transactions that are not permissible under the Act.

72
For example, one of the SPH Companies is a foreign insurance company.  Pursuant to Rule 12d2-1 under the Act, foreign insurance companies (as defined by Rule 3a-6 under the Act) are considered insurance companies for purposes of Section 12(d)(2) of the Act.

Registration under the Act would also limit SPH’s ability to borrow and raise capital through the issuance of senior equity securities.  As SPH does not have any redeemable securities outstanding, it would be classified as a “closed-end” investment company under Section 5(a) of the Act.73  Section 18(a) of the Act prohibits a closed-end fund from issuing “any class of senior security” unless, among other things, immediately after such issuance and after any payment of a distribution on, or repurchase of, any equity securities, the value of the investment company’s total assets, minus all liabilities and indebtedness other than senior securities, equals at least 300% of the value of all debt securities.74  Accordingly, Section 18(a) of the Act would effectively limit the amount that SPH could borrow to one third of its total assets.  Moreover, Section 18(a) of the Act would also limit the ability of SPH to raise capital through the issuance of preferred equity securities, requiring SPH to maintain asset coverage of at least 200% of the liquidation preference of such securities.  These limitations on SPH’s ability to borrow money or raise capital to implement its business plans could seriously and unnecessarily limit the company’s ability to successfully operate and grow its business.

4.	Obstacle to Transition to a Non-Investment Business

Even temporary registration as an investment company could also impede the ability of SPH to transition itself back to non-investment company status.  Section 13(a) of the Act requires shareholder approval for a registered investment company to “[c]hange the nature of its business so as to cease to be an investment company.”  Therefore, were SPH required to register as an investment company, even on a temporary basis, unitholder approval would be required to allow SPH to return to a diversified holding company business.

5.	Custody Requirements

Requiring SPH to register under the Act would require the company to comply with the custody requirements of Section 17(f) of the Act, which requires that an investment company’s assets be placed in the custody of: (i) a bank; (ii) a member of a national securities exchange, such as a broker-dealer; or (iii) the company itself, but only subject to stringent regulatory requirements.  Complying with these custody requirements would force SPH unnecessarily to incur additional expense and would impose unnecessary administrative burdens in connection with SPH’s holding of its assets.

Custodial practices applicable to registered funds differ from those applicable to holding companies.  At best, these practices would increase costs and inconvenience without providing measurable benefit, particularly with respect to SPH’s interests in private companies that might be uncertificated.  At worst, these practices, by requiring that all assets be held by a custodian, could interfere with such common practices as maintaining internal ledgers or book entries to evidence inter-company loans or obligations.

6.	Restrictions on Stock Options

Registration as an investment company could compromise SPH’s ability to attract and retain talented employees by restricting the company’s ability to offer compensation programs that use options on company securities to incentivize employees.  Section 18(d) of the Act prohibits registered investment companies from issuing most rights to purchase securities of which such company is the issuer.  It is not uncommon for other types of companies, including holding companies or other companies with which SPH may compete for talent, to compensate employees with options on company securities.  Section 18(d) of the Act would, therefore, make SPH less competitive in attracting and retaining the highest quality of employees.

73
Section 5(a)(2) of the Act defines a “closed-end company” to be any management company other than an open-end company.  Section 5(a)(1) of the Act defines an “open-end company” as any management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.

74	Section 18(g) of the Act defines a “senior security” to include any instrument evidencing indebtedness and any class of stock having priority as to the distribution of assets or payment of dividends.

b.	The Requested Exemption is Consistent with the Protection of Investors

Even if the Commission exempts SPH from the Act, SPH believes that the Commission will nonetheless have sufficient regulatory authority over SPH to assure the protection of investors.75  In order to provide increased liquidity to unitholders, SPH filed a Form 10, which went effective on February 13, 2012, to register its securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a reporting company under the Exchange Act, SPH is subject to reporting requirements – assuring that unitholders receive regular and periodic reports regarding the company and allowing the Commission a significant measure of oversight through the Staff’s review of those reports.

Moreover, the proposed relief is consistent with current unitholder expectations.  SPH’s unitholders are generally well-informed regarding its business operations.  SPH believes that its units generally are held by sophisticated, knowledgeable investors who have the means to obtain the necessary information to allow them to make well-informed investment decisions.  In addition, substantially all the unitholders received their SPH common units with full knowledge of SPH’s business and holdings based on disclosure provided in connection with the implementation of the Revised Plan.

As SPH’s unitholders are generally well-aware, SPH’s securities activities have, as described above, been consistently focused on protecting unitholder value and achieving SPH’s goal to transition to being a diversified holding company.76  Accordingly, SPH’s unitholders do not require, and would receive no material benefit from, the protections of the Act.77

c.	The Requested Exemption is Consistent with the Purposes Fairly Intended by the Policy and Provisions of the Act.

The purposes of the Act, fairly intended by its policy and provisions (and those of the rules adopted by the Commission thereunder), are not served when the Act’s requirements are imposed upon a company that is engaged in operations that the Act was not intended to regulate, even where such a company finds itself temporarily within the Act’s purview but has a bona fide intention to transition to a non-investment or excepted business.  Thus, the Commission and its Staff have consistently applied Rule 3a-2, and the policy behind it, in a manner intended to assure that the risks of allowing a transient investment company to operate outside of the Act so that the company can effect a return to a non-investment or excepted business are minimal in relation to the costs and consequences of subjecting that company to the Act.  In furtherance of this policy, the Commission has granted companies additional time, as necessary, to complete “bona fide [efforts] to cease meeting the statutory definition of the term ‘investment company’.”78

Registration under the Act would involve unnecessary burden and expense for SPH and its unitholders and would serve no regulatory purpose.  In fact, the adverse consequences that would inure upon SPH and its unitholders, including the overwhelming likelihood that SPH would be forced to liquidate (or radically alter its business model in order to operate as a registered investment company) if it were to be unable to meet the terms of the Forty Percent Test or another exception in the short term, compel the conclusion that the purpose, policy and provisions of the Act would be ill-served absent relief.

75	In granting exemptive relief under Section 6(c) of the Act, the Commission has previously considered the protections afforded to investors under other statutes, including the Exchange Act.

76
For example, in presenting the Revised Plan to investors, Steel Partners II provided an extensive disclosure memorandum describing, among other things, SPH’s global diversified holding company business.  This disclosure memorandum described SPH as “a diversified operating/holding company with interests in a variety of businesses, including industrial products, energy, aerospace and defense, banking and insurance, food and beverage and cash-rich companies” and noted that, as a diversified holding company, SPH “intends to accumulate significant positions in [and] have a significant role in the management of various [SPH C]ompanies.”

77	None of the abuses intended to be addressed by the Act have arisen since July 15, 2009, nor would any be likely to arise during the requested period.

78	3a-2 Proposing Release, supra note 8.

IV.           SPH’S CONDITIONS

SPH agrees that the requested exemption will be subject to the following conditions:

1.
SPH will continue to be engaged primarily in a non-investment company business and to seek to decrease the percentage of its total assets comprised of investment securities so as not to be an investment company within the meaning of the Act and the rules and regulations thereunder as soon as reasonably possible and in any event within one year from the date of the requested order.

2.	SPH will not engage in the trading of securities for short-term speculative purposes.

V.           PROCEDURAL MATTERS

All written or oral communications concerning this Application, including any notices or orders,  should be directed to:

Jack W. Murphy, Esq.
Michael L. Sherman, Esq.
Dechert LLP
1775 Eye Street, NW
Washington, D.C. 20006-2401
(202) 261-3300

With copies to:

Jack Howard
Leonard McGill
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

All requirements for the execution and the filing of this Application on behalf of SPH have been complied with in accordance with the Limited Partnership Agreement of SPH, and the undersigned officer of the general partner of SPH is fully authorized to execute this application.  SPH has adopted the resolutions attached as Exhibit A authorizing the filing of this Application.  The Verification required by Rule 0-2(d) under the Act is attached to this Application as Exhibit B.

VI.	REQUEST FOR CONFIDENTIAL TREATMENT OF THE SUPPLEMENTAL MATERIAL PURSUANT TO SECTION 45(a) OF THE ACT

As noted above, SPH has submitted certain Supplemental Material concurrently with this Application to assist in the Commission’s consideration of the relief requested.  The Supplemental Material supports and provides additional detail with respect to the discussion in section II.B.2.  SPH requests an order under Section 45(a) of the Act granting confidential treatment to the information in the Supplemental Material.

Section 45(a) provides that information contained in any application filed with the Commission under the Act shall be made available to the public, unless the Commission finds that public disclosure is neither necessary nor appropriate in the public interest or for the protection of investors.  SPH believes that the public has no valid purpose under the Act for having access to the Supplemental Material.  The information in section II.B.2 of the Application is sufficient to fully apprise any interested member of the public of the basis for the relief requested under Section 6(c) of the Act.  The public will be able to see various data reflecting the progress SPH has made in its transition to non-investment company business and its intention to complete such transition by the expiration of the requested exemption.  Based on such information, any interested person will be able to assess SPH’s intention and ability to pursue a non-investment company business strategy and its prospects for achieving non-investment company status by the end of the requested one year exemption.

SPH recognizes that the Commission may have legitimate administrative reasons for wanting to see the more detailed data in the Supplemental Material (such as, for example, confirming that the less detailed information presented in the Application is fair and accurate).  SPH, however, can conceive of no legitimate reason for a member of the public to have access to the information in the Supplemental Material.

On the other hand, SPH has valid business reasons for not wanting to make public information that relates to its future business plans, including its intention with regard to transactions in securities of certain companies.  Public disclosure of such information, much of which relates to publicly traded securities, could affect the prices and markets for such securities (for example, by allowing those who view this information to “front run” SPH’s intended transactions) in a way that would severely burden SPH’s transition to non-investment company business.

SPH has not (and does not expect to) release publicly the information contained in the Supplemental Material.  The compiling of information regarding SPH’s intent relating to individual companies was done only for purposes of this Application.  Therefore, SPH has disclosed the information in the Supplemental Material only to its outside counsel and to the Staff in connection with prior discussions regarding this Application.  All such persons understand the confidential nature of the information.  SPH also will take other steps reasonably designed to ensure that the information in the Supplemental Material does not come into the possession of any other person.  SPH, therefore, believes it unlikely that the information would fall into the hands of any other person unless the Commission were to make the Supplemental Material publicly available.

SPH understands that any relief granted pursuant to Section 45(a) of will not be dispositive in connection with any request the Commission might receive pursuant to the Freedom of Information Act (“FOIA”).79  FOIA generally requires that all information provided to the federal government be made available on request to the general public with certain exceptions set forth in the law.  One of these exceptions is for “trade secrets and commercial or financial information obtained from a person.”80  SPH believes that the information in the Supplemental Material falls within this exception and is thus eligible for protection from disclosure under FOIA.

79	5 U.S.C. 552.

80	5 U.S.C. 522(b)(c)(4). In this regard, SPH intends to submit, separately, a request for FOIA confidential treatment of the Supplemental Material.

VII.           REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, SPH requests that the Commission issue an Order under Section 6(c) of the Act exempting SPH from all provisions of the Act.  SPH submits that such an Order is necessary or appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Further, SPH requests that the Commission issue an Order under Section 45(a) of the Act granting confidential treatment of the Supplemental Material.  SPH submits that public disclosure of the Supplemental Material is neither necessary nor appropriate in the public interest or for the protection of investors.

The Applicant has caused this Application to be duly signed on its behalf on the 14th  day of March, 2012.

STEEL PARTNERS HOLDINGS L.P. By: Steel Partners Holdings GP Inc. its General Partner

By:	/s/ Jack Howard
Name:	Jack Howard
Title:	President

EXHIBIT LIST

Exhibit A.	Resolutions by the Board of Directors of Steel Partners Holdings GP Inc.

Exhibit B.	Verification

EXHIBIT A

The following is a copy of recitals and resolution adopted by the Board of Directors (the “Board”) of Steel Partners Holdings GP LLC (“SPHGP”), which serves as the general partner of Steel Partners Holdings L.P. (together with its subsidiaries, the “Company”), at a telephonic meeting on June 25, 2010:

WHEREAS, since July 14, 2009, the Company has relied on an exception provided by Rule 3a-2 under the Investment Company Act of 1940, as amended (the “Act”) (the so-called “transient investment company” rule), to provide greater certainty that it would not be required to register under the Act; and

WHEREAS, by its terms, Rule 3a-2 provides a safe harbor for a period not to exceed one year, which time will expire on July 13, 2010, and which may not be used more than once during any three year period; and

WHEREAS, the Company intends to rely on an exception from the Act’s definition of an investment company (as set forth in Rule 3a-1 under the Act) by functioning as a holding company primarily engaged in non-investment company and excepted businesses through the Company’s ownership of its majority- and wholly- owned subsidiaries that (together with non-securities assets) constitute at least fifty-five percent of the Company’s total assets (exclusive of cash and government securities) on a consolidated basis; and

WHEREAS, the Board deems it to be in the best interests of the Company to submit an Application for Exemption (the “Application”) under Section 6(c) of the Act to the U.S. Securities and Exchange Commission (the “Commission”) for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act for the period specified in the Application.

NOW, THEREFORE, BE IT RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission the Application, substantially as described for the Board, for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act; and be it further

RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission any and all amendments to the Application as such officer deems necessary or desirable; and be it

RESOLVED, that the proper officers of SPHGP be, and each of them hereby is, authorized to take any and all other actions in the name and on behalf of the Company with respect to any matters relating to the Application or amendment thereof as they deem necessary or desirable; and be it further

RESOLVED, that any and all actions heretofore taken by the proper officers of SPHGP with respect to the foregoing be, and the same hereby are, approved, ratified and confirmed.

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 14, 2012, for and on behalf of Steel Partners Holdings L.P.; that he is President of Steel Partners Holdings GP Inc., the general partner of Steel Partners Holdings L.P.; and that all action by the limited partners, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jack Howard
Name:	Jack Howard